Goldspring, Inc.
P.O. Box 1118
Virginia City, NV 89440

August 8, 2006

Tangela S. Richter
Branch Chief
Bureau of Corporation Finance
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Your Letter of July 21, 2006 Regarding Goldspring, Inc.

Dear Ms. Richter:

I am in receipt of your letter of July 21st regarding our Preliminary Proxy Statement on Schedule 14A, filed July 17, 2006 (“Preliminary Proxy”), Form 10-KSB for the Fiscal Year Ended December 31, 2005 (“10-KSB”) and Form 10-QSB for the Fiscal Quarter Ended March 31, 2006, filed May 15, 2006, as amended (“10-QSB”). As always we appreciate the time and effort put in by the Commission’s Staff in reviewing these filings and fully intend to respond to all comments within the time period allotted. This letter is a follow up to the one sent on August 4, 2006, to respond to your numbered comments 7 - 10 (our responses are numbered to correspond to your numbered paragraphs).

Please note that in order to facilitate your review, in addition to filing this letter with our amended filings, we will send this to your office via telefax, along with a copy of the marked changed pages of the amended filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 26

7. Clarification as to whether identified significant deficiencies constitute a material weakness(es).

We do not believe that the deficiencies constitute material weaknesses due to (i) use of accounting personnel made available by consolidation of offices with our Plum Mine operation, (ii) use of outside consultants, and (iii) oversight from our Audit Committee. We have amended the disclosure to reflect this explanation and accordingly amended the disclosure in our 10-QSB for the quarter ended March 31, 2006.

8. Disclosure required by Item 308 (c) of Regulation S-B.

Ms. Tangela Richter
August 8, 2006

Disclosure required has been added in Section 8-A and also in Part I, Item 3 of the 10-QSB for the quarter ended March 31, 2006. We will also ensure that this disclosure in all future filings in which it is required.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

9. Revision of language to describe evaluation of small business issuer’s disclosure controls and procedures as of the end of the period covered by the report.

Requested revision has been made.

10. Revision to cite updated rules governing disclosure controls and procedures.

Requested revision has been made.

On behalf of the Company, I acknowledge that:

A. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

B. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I thank you in advance for your assistance in ensuring that our filings provide the best quality disclosure possible to the public and encourage you to contact either myself at (480) 603-5151 or our counsel, Jolie Kahn, at (214) 263-5407 with any questions or comments regarding the foregoing.

Very truly yours,
/s/ Robert T. Faber
Robert T. Faber
CEO